
03025433

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 25 2003
WASH, D.C.
188
SECTION

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act Of 1934
For the fiscal year ended: December 31, 2002

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to

Commission File No. 1-258

A. Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation
225 West Wacker Drive, Suite 1800
Chicago, Illinois 60606

Continental Materials Corporation
Employees Profit Sharing Retirement Plan

Index to Financial Statements and Supplemental Schedule

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Participants and Administrator of
the Continental Materials Corporation
Employees Profit Sharing Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Form 5500 – Schedule of Assets Held (at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 2, 2003

Continental Materials Corporation
Employees Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

ASSETS	2002	2001
Investments	$ 20,234,674	$ 20,994,224
Receivables:		
Employer contributions	1,323,356	1,927,067
Employee contributions	122,073	111,582
Total receivables	1,445,429	2,038,649
Total assets	21,680,103	23,032,873
LIABILITIES		
Administrative expenses	(10,886)	(4,139)
Net assets available for benefits	$ 21,669,217	$ 23,028,734

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation
Employees Profit Sharing Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions:	
Additions to net assets attributed to:	
Investment income:	
Interest income	$ 109,380
Net appreciation in fair value of investment	534,984
Net investment loss from registered investment entities	(2,506,379)
Net investment gain from pooled separate account	254,521
Net investment loss	(1,607,494)
Contributions:	
Employer	1,323,356
Employee	1,215,103
Total additions	930,965
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	2,257,221
Administrative expenses	33,261
Total deductions	2,290,482
Net decrease	(1,359,517)
Net assets available for benefits:	
Beginning of year	23,028,734
End of year	$ 21,669,217

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1. Description of the Plan

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees. Under the Plan, all non-union employees of Continental Materials Corporation ("CMC") and its subsidiaries (collectively the "Employer") who have met the eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

With the exception of amounts in the CMC Stock Fund and the Stable Value Fund (a pooled separate account), plan assets are invested in eleven publicly traded mutual funds.

Participation and Contributions

Eligible employees may become plan members on the first day of the first month coincident with or following completion of one year of service, as defined by the Plan, with the Employer.

A participating employee may make both pre-tax and after-tax contributions to the Plan based upon a percentage of compensation. The pre-tax contributions cannot be less than 1% or greater than 15%. After-tax contributions cannot be greater than 10%. Employer contributions are at the discretion of the Board of Directors and are only made on behalf of participants who have made contributions to the Plan. Such employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Vesting

Participant contributions plus the earnings thereon are fully vested. Vesting in the employer contributions and the earnings thereon is determined on a graded schedule based on years of service. A participant is 100% vested after six years of service. If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant's employer contribution account becomes immediately vested and is nonforfeitable.

Payment of Benefits

A participant is eligible to receive a lump sum distribution upon his/her death, retirement, termination of service, or permanent disability. Participants may also be eligible for benefit payments if they qualify for hardship or in-service distributions, as defined in the Plan.

Participant Loans

A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account. Each loan must be evidenced by the participant's collateral promissory note, with interest equal to 1% above prime rate in effect at the time of application. The period for repayment of the loan generally cannot exceed five years, unless the loan is used for the purchase of a home, in which case the repayment of the loan cannot exceed fifteen years. The interest paid on loans is transferred to the fund(s) from which the loan principal originated.

Allocation of Forfeitures

Forfeitures of terminated participants are used first to pay administration fees, then reallocated at the time of making the employer contribution to the remaining participants' accounts in the same proportion as the allocation of employer contributions for the year. If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.

Administrative Expenses

Investment management, custodial, and record keeping expenses of the Plan are paid with assets of the Plan. Legal and audit expenses and the plan administrator's salary are absorbed by the Employer. Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan values investments at fair value. Investments in registered investment entities and common stocks are stated at the quoted market price on the last business day of the year. The pooled separate accounts are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded as received. Investment transactions are reflected on a settlement-date basis.

Net earnings on investments are allocated to participants on a daily basis.

Realized and Unrealized Gains and Losses

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on sales of securities are based on average cost.

3. Investment Program

Participants may choose from thirteen investment options which consist of eleven mutual funds, one Stable Value Fund and a CMC stock option (which invests in Continental Materials Corporation stock). There are also three pre-mixed allocations that may be chosen. These are designed as income oriented, income and growth oriented, and growth oriented portfolios. Participants may change their investment elections at any time.

At December 31, 2002 and 2001, the CMC stock option held 66,201 and 70,970 shares in the fund with fair value of $1,794,047 and $1,398,109, respectively.

4. Investments

The fair value of investments held at December 31, 2002 and 2001 which exceed 5% of total net assets available for benefits are as follows:

	2002	**2001**
NYLIFE Securities Inc.:		
Stable Value	$ 4,897,821	$ 4,203,038
PIMCO Total Return	2,537,460	2,420,973
Eclipse Indexed Equity	2,704,065	3,593,798
Eclipse Value Equity	-	1,699,199
Franklin Small-Mid Cap Growth	1,513,868	2,307,905
Templeton Foreign	-	1,172,544
Janus Worldwide	-	1,476,394
Continental Materials Corporation Common Stock	1,988,553	1,542,580

5. Termination of the Plan

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event such termination occurs, the participants will become fully vested in their accounts and the distribution of the Plan's assets to participants or their beneficiaries will be made by the trustee of the Plan.

6. Federal Income Taxes

The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Risks and Uncertainties

The Plan provides for various investment options. These options consist of a combination of investment securities including a pooled separate account, investments in registered investment entities and common stock. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Continental Materials Corporation
Employees Profit Sharing Retirement Plan

Schedule H, Line 4i, Form 5500 - Schedule of Assets Held (At End of Year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
*	NYLIFE Securities Inc:		
	Stable Value	Pooled separate account	$ 4,897,821
	PIMCO Total Return	Registered Investment Entity	2,537,460
	Eclipse Indexed Equity	Registered Investment Entity	2,704,065
	Eclipse Value Equity	Registered Investment Entity	960,591
	Franklin Small Mid-Cap Growth	Registered Investment Entity	1,513,868
	Janus Twenty	Registered Investment Entity	694,102
	Templeton Developing Markets	Registered Investment Entity	410,854
	Janus Worldwide	Registered Investment Entity	972,340
	Templeton Foreign	Registered Investment Entity	886,147
	Mainstay MAP	Registered Investment Entity	599,526
	Oppenheimer Capital AP	Registered Investment Entity	247,573
	Strong Advisor Sm Cap Value	Registered Investment Entity	161,603
*	Continental Materials Corporation Common Stock	Common stock	1,988,553
*	Loans to participants	Interest rates at 5 1/4 - 10 1/2%	1,660,171
			$ 20,234,674

*Represents a party-in-interest to the Plan.

INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of Independent Accountants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Continental Materials Corporation Employees Profit Sharing Retirement Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto daily authorized.

Continental Materials Corporation Employee Profit Sharing Retirement Plan

/S/Joseph J. Sum

Joseph J. Sum
Fiduciary of the Continental Materials Corporation Employees Profit Sharing Retirement Plan

Date: June 18, 2003

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-23671) of Continental Materials Corporation of our report dated May 2, 2003 relating to the financial statements and supplemental schedule of the Continental Materials Corporation Employees Profit Sharing Retirement Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

June 18, 2003